PRESS RELEASE	SEPTEMBER 15, 2022

Largo Announces Completion of Qualifying Transaction for Largo Physical Vanadium Corp.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that Column Capital Corp. ("CPC") has received conditional approval from the TSX Venture Exchange (the "TSXV") in respect of its qualifying transaction (the "Transaction") with Largo Physical Vanadium ("LPV") pursuant to Policy 2.4 - Capital Pool Companies of the TSXV. In connection with the Transaction and pursuant to TSXV requirements, CPC has filed a filing statement dated September 13, 2022 (the "Filing Statement") on SEDAR (www.sedar.com).

Once TSXV provides receipt of customary post-closing documentation, the LPV common shares (the "Common Shares") will commence trading on the TSXV under the symbol "VAND". The Company expects that the post-closing documentation will be completed by the end of September 2022.

Paulo Misk, President and Chief Executive Officer of Largo commented: "Completion of the Qualifying Transaction represents an important milestone for Largo, LPV and the vanadium sector. Leveraging the unique characteristics of vanadium, prospective investors are now provided with a new vehicle to invest in physical vanadium and gain exposure to the long-term fundamentals of the commodity - a key transition metal for greener steel, strategic and energy storage industries." He continued: "Through the segregation of vanadium, a key cost component of vanadium redox flow batteries ("VRFB"), LPV intends to enhance the adoption of VRFBs by prospective customers in the long duration energy storage market and thus, grow vanadium demand in the future."

LPV aims to provide a secure, convenient and exchange-traded investment alternative for investors interested in having direct exposure to physical vanadium and not speculating with regard to short-term changes in vanadium prices. LPV will offer pure-play exposure to vanadium and will initially hold approximately 200 mt of vanadium pentoxide equivalent contributed by the Company in connection with the Qualifying Transaction (the "Largo Contribution-in-Kind") and further vanadium to be acquired with the proceeds of its CAD$30,220,000 subscription receipt financing that closed on April 14, 2022 (the "Financing"). LPV will acquire and store vanadium units in commercial forms as well as in electrolyte solutions for VRFB applications due to the unique non-degradation characteristic of the metal.

Largo will provide services to LPV pursuant to a safekeeping agreement, supply agreement and technical advisory agreement, each effective on completion of the Qualifying Transaction. In addition to the vanadium contributed pursuant to the Largo Contribution-in-Kind, under the supply agreement Largo has granted LPV a right of first refusal over any non-committed commercial vanadium equivalent products from January to September of each fiscal year. LPV will also benefit from its relationships with Sprott Capital Partners LP and Term Oil Inc. through an advisory services agreement effective on completion of the Qualifying Transaction.

About LPV

LPV aims to provide a secure, convenient and exchange-traded investment alternative for investors interested in having direct exposure to physical vanadium, which is essential to achieve a greener world in key industries such as steel, aerospace and energy storage. Vanadium is non-degrading and fully recyclable when used as electrolyte in vanadium redox flow batteries (VRFBs) and offers carbon reducing attributes when used in steel alloying applications. LPV's strategy is not only to achieve appreciation through the acquisition of vanadium, but to own and actively supply vanadium to end users of VRFBs to advance to integration of renewable energy in long duration storage. This strategy is integral to LPV's business plan, as it necessarily defrays the costs associated with using vanadium in VRFBs through the unique non-degradation characteristics of the metal.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

LPV Contact
Paul Vollant
President & Chief Executive Officer
+41.796.630.895
pv@lpvanadium.com

Cautionary Statement on Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the anticipated trading  day of LPV shares on the TSXV, the occurrence and terms of further purchases of vanadium on behalf of LPV, the services to be provided to LPV under the advisory services, safekeeping, supply and technical advisory agreement, LPV's strategy and business plants, the VRFB market and the value of and uses for vanadium.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks relating to: the ability of LPV to satisfy the conditions to completion of the Qualifying Transaction and the receipt by LPV of all requisite final approvals for the Qualifying Transaction, including TSXV approval. those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.